

February 7, 2011

Brian M. Beattie
Chief Financial Officer
Synopsys, Inc.
700 East Middlefield Road
Mountain View, CA 94043

> **Re: Synopsys, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2010**
> **File No. 000-19807**

Dear Mr. Beattie:

We have reviewed your letter dated February 3, 2011 in connection with the above-referenced filing and have the following comment.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested amendment. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 1, 2011.

Form 10-K for the Fiscal Year Ended October 31, 2010

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 44

1.   We have considered your response to prior comment 2 and continue to believe that you should amend your filing to include a signed Report of your Independent Registered Public Accounting Firm.

Brian M. Beattie
Synopsys, Inc.
February 7, 2011
Page 2

       You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

       Sincerely,

       /s/ Stephen Krikorian

       Stephen G. Krikorian
       Accounting Branch Chief